November 5, 2004

Via Edgar and Courier (SEC Mail Stop 0408)

Barry McCarty

Senior Counsel

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Ocean Shore Holding Co.

Form S-1 filed August 27, 2004

File No. 333-118597

Dear Mr. McCarty:

On behalf of Ocean Shore Holding Co. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on October 22, 2004.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on November 2, 2004. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Application on Form MHC-2 by the Company. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Form S-1

Possible Change in Offering Range – page 4

Comment No. 1:

Please clarify that if your final appraisal exceeds the Supermax that you will promptly return all subscription funds and determine whether to set a new offering range and commence a new stock offering.

U.S. Securities and Exchange Commission

November 5, 2004

Response to Comment No. 1:

We have clarified the referenced disclosure as requested.

After Market Performance – page 5

Comment No. 2:

We confirm your agreement to revise the table consistent with prior comment 8.

Response to Comment No. 2:

The table has been revised consistent with the staff’s prior comment 8 as agreed.

Comment No. 3:

Please reverse the order of the first three subsections in the table so that MHC/first step deals are first. In addition, please disclose the differences between the other 2 subsets of transactions and the MHC/first step deals.

Response to Comment No. 3:

The table has been reordered and additional disclosure has been added as requested.

Comment No. 4:

Please provide a blank line/space before the “Average-all conversion” line item to facilitate reader comprehension.

Response to Comment No. 4:

A blank line has been added before the “Average-all conversion” line in the table as requested.

Note 2 – Summary of Significant Accounting Policies – Deferred Loan Fees – page F-8

Comment No. 5:

We note your revised disclosure in response to our prior comment 23. Please revise to describe how you account for unamortized net fees or costs and any prepayment penalties from the original loan, when it is modified. In addition, please clarify whether modified loans are accounted for as if they were new loans. Refer to paragraphs 12 and 13 of FAS 91.

U.S. Securities and Exchange Commission

November 5, 2004

Response to Comment No. 5:

Disclosure has been added to Note 2 on page F-8 as requested.

Note 2 – Summary of Significant Accounting Policies – Allowance for Loan Losses – page F-9

Comment No. 6:

We note your revised disclosure in response to our prior comment 27. Please revise to clarify whether interest income previously accrued, but not collected is reversed out of income when loans are placed on non-accrual status.

Response to Comment No. 6:

The disclosure in Note 2 on page F-9 has been clarified as requested.

Note 6 – Office Properties and Equipment, Net – page F-19

Comment No. 7:

We note your supplemental response to our prior comment 31. Please revise to disclose this information in this note and quantify the amount of the equipment disposed of, if material.

Response to Comment No. 7:

The loss recorded with respect to the sale of office properties and equipment resulting from the disposal of such equipment prior to the equipment being fully depreciated was immaterial during each of the periods presented. Accordingly, the Company believes that further disclosure in Note 6 is not warranted under the circumstances.

Note 15 – Disclosure of Fair Value of Financial Instruments – page F-27

Comment No. 8:

We note your supplemental response to our prior comment 35. To avoid confusion, please remove the reference to standby letters of credit and letters of credit from this footnote.

Response to Comment No. 8:

The reference to standby letters of credit and letters of credit has been removed from Note 15 as requested.

U.S. Securities and Exchange Commission

November 5, 2004

* * * * *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Paul M. Aguggia or the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY FAUCETTE & AGUGGIA LLP

/s/ Aaron M. Kaslow

Aaron M. Kaslow, Esq.

Enclosures

cc:	Steven E.Brady

David Lyon, Securities and Exchange Commission

Sharon Johnson, Securities and Exchange Commission

Paul M. Aguggia, Esq.

Stephani M. Hildebrandt, Esq.